EXHIBIT 99.1

[AVALON RARE METALS INC. LOGO]	130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

December 28, 2011	No. 11-21

Avalon‘s AGM Scheduled for January 26, 2012

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to provide notice of the Company’s upcoming shareholders meeting.

Annual General Meeting
The Company will hold its Annual General Meeting of Shareholders (“AGM”) at 4:30 pm on Thursday, January 26, 2012, at The Toronto Board of Trade, located at 1 First Canadian Place, Toronto, Ontario. At the meeting, management will provide shareholders with an update on business activities and shareholders will be asked to approve the appointment of directors and auditors. There is no special business on the agenda.

Annual Meeting Materials
In connection with the AGM, the Company has mailed out to shareholders of record as on December 19, 2011, a copy of the Notice of Meeting, Proxy, Information Circular, 2011 Audited Consolidated Financial Statements and Management Discussion and Analysis, and President’s Letter 2011. A copy of these documents may be viewed at www.sedar.com or on the Company’s website at
http://www.avalonraremetals.com/investors/financials/.

Also available on the internet is a recent video of a nine minute interview conducted by ProActive Investors’ Jeremy Naylor with Avalon’s CEO, Don Bubar on December 14, 2011. This can be found at
http://youtu.be/iEByCGoJwkQ.

Audited Annual Financial Statements, MD&A and AIF
The Company filed its Audited Consolidated Annual Financial Statements, Management Discussion and Analysis and Annual Information Form for the fiscal year ended August 31, 2011, on November 29, 2011. These documents may be viewed at www.sedar.com. The audit was performed by McCarney Greenwood LLP who are a registered firm with the Public Company Accounting Oversight Board in the United States, a required registration for auditors of NYSE Amex listed companies.

About Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,136,986 Cash resources: approximately $60 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President and CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.